UPR

               A Message to Pennzoil's CEO and Board of Directors
                       from Union Pacific Resources Group

                                 "Just Say Yes"


In 1995, Pennzoil proposed combining UPR and Pennzoil. You said it "provided the best possible fit." You urged us then to just say yes.

Pennzoil said that UPR and Pennzoil together would become "the premier exploration and production company in the world." You urged us then to just say yes.

       Pennzoil had a great idea in 1995. It is still a great idea today.

Now it's 1997, and you can't take back what you said. You can't "just say no" to Pennzoil shareholders and employees. You can't change the facts:

     o Pennzoil's share price has consistently underperformed its peers and the market. From the beginning of 1990 until the day before UPR made its offer, Pennzoil's stock price dropped 33%, while the Dow Jones Industrial Average* nearly tripled.

     o In 1988, Pennzoil received a $3 billion windfall from a litigation settlement with Texaco. Since then, stockholder equity value has declined. As one analyst recently said, Pennzoil has experienced "value evaporation."


     o We are offering $84 per share now - plus the opportunity to invest in the upside potential of the combined company. In present value terms, our $84 per share proposal exceeds the Pennzoil CEO's target values of $80 to $100 over the next four to five years.

     o UPR can deliver greater value - quickly and over the long term - with our superior financial resources and our proven ability to drill and develop oil and gas properties.

                            You can't "just say no."
                      These two companies belong together.

                             We are not going away.
          We are committed to the successful completion of this offer.

                         To maximize shareholder value,
                 "JUST SAY YES" to a UPR/Pennzoil combination.

This is not an offer to purchase shares of Pennzoil, nor is it an offer to sell any UPR common stock which may be issued in a merger involving Pennzoil and a subsidiary of UPR. The cash tender offer by a subsidiary of UPR to acquire 50.1% of Pennzoil's common shares will be made solely by the Offer to Purchase and the related Letter of Transmittal. Any issuance of UPR common stock in any merger involving Pennzoil and a subsidiary of UPR would have to be registered under the Securities Act of 1933, as amended, and such UPR common stock would be offered only by means of a prospectus complying with such Act.

*The Dow Jones Industrial Average(R) is a registered trademark of Dow Jones & Company, Inc.